UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14543

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

LABOR READY, INC. 401(k) Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Labor Ready, Inc.

1015 A Street

Tacoma, Washington 98402

REQUIRED INFORMATION

Labor Ready, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of the Annual Report on Form 11-K.

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Information

Assets held for investment purposes

Delinquent participant contributions

Signatures

Exhibits

Report of Independent Registered Public Accounting Firm

Benefits Committee

Labor Ready, Inc. 401(k) Plan

Tacoma, Washington

We have audited the accompanying statement of net assets available for benefits of the Labor Ready, Inc. 401(k) Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Labor Ready, Inc. 401(k) Plan for the year ended December 31, 2003, were audited by other auditors whose report, dated April 29, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Labor Ready, Inc. 401(k) Plan as of December 31, 2004, and the changes in net assets available for benefits for the 2004 year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole.  The supplemental schedules of assets held for investment purposes and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic 2004 financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ LeMaster & Daniels PLLC
LeMaster & Daniels PLLC
Spokane, Washington
June 24, 2005

Statements of Net Assets Available for Benefits

Labor Ready, Inc. 401(k) Plan

December 31, 2004 and 2003

	December 31,
	2004	2003

Assets:
Investments, at fair value:
Guaranteed interest contract	$1,039,001	$945,681
Employer stock	3,024,611	2,562,615
Mutual funds	4,606,738	3,364,171
Participant notes receivable	317,335	180,443
	8,987,685	7,052,910

Contributions receivable:
Participants	191,283	—
Employer, employer stock	381,001	219,373
Employer, cash	—	10,227
	572,284	229,600

Net Assets Available for Benefits	$9,559,969	$7,282,510

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Labor Ready, Inc. 401(k) Plan

Years Ended December 31, 2004 and December 31, 2003

	Years Ended December 31,
	2004	2003

Additions:
Investment income:
Interest and dividends	$47,515	$70,045
Net appreciation in fair value of investments	1,196,680	1,959,393
	1,244,195	2,029,438

Contributions:
Participant	1,736,444	1,256,063
Employer	381,001	229,600
Rollovers	83,404	—
	2,200,849	1,485,663

Total additions	3,445,044	3,515,101

Deductions:
Benefits paid to participants	1,154,567	862,771
Administrative expenses	13,018	2,800

Total deductions	1,167,585	865,571

Net Increase	2,277,459	2,649,530

Net Assets Available for Benefits:

Beginning of year	7,282,510	4,632,980

End of year	$9,559,969	$7,282,510

See accompanying notes to financial statements.

Notes to Financial Statements

Labor Ready, Inc. 401(k) Plan

December 31, 2004 and 2003

Note 1 - Description of the Plan

The following description of the Labor Ready, Inc. 401(k) Plan (Plan) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Labor Ready, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.  All employees of the Company who are 21 years of age or older and who have completed six months of service are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

Contributions and Participant Investment Options

Eligible employees may elect to defer a specific amount of compensation each year instead of receiving that amount in cash. The total deferrals in any taxable year may not exceed a dollar limit that is set by law, which was $13,000 for 2004. Participants turning age 50 or older may elect to defer additional amounts to the Plan (called “catch-up contributions”). The additional amounts may be deferred regardless of any other limitations on the amounts deferred to the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

During 2004, the Company provided a discretionary matching contribution equal to 25% of each participant’s deferral contribution.  Participants must be employed as of the end of the year to receive the matching contribution.

Participants may direct the investment of their contributions, along with matching contributions, into various investment options offered by the Plan; currently a variety of mutual funds (underlying investments of the group annuity contract), a guaranteed interest account (the fixed account), and Company common stock.

Participant Accounts

Participant accounts are valued daily based on quoted market prices. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Participants are charged directly with costs associated with the funds and loan processing fees, as applicable.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Payments of Benefits

Participants are fully vested in their contributions, plus actual earnings thereon.  Vesting in the Company’s discretionary matching contribution portion of their accounts, plus earnings thereon is based on years of continuous service.  A participant is 100% vested after five years of credited service or upon death or disability.  In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their nonvested portion of employer matching contributions.

Upon termination of employment, the participant is entitled to receive the vested portion of his or her account. All distributions from the Plan are paid in one lump-sum payment in cash or, at the election of the Trustee, in property. If the vested amount is less than $5,000, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $5,000, the participant must consent to the distribution before it may be made.

Participant Loans and Withdrawals

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000.  The loans are secured by the balance in the participant’s account and are repaid through payroll deductions over periods ranging up to 60 months, unless the loan is used to acquire a principal residence, in which case the loan may be issued for a reasonable time, determined by the Plan administrator.  The interest rate is also determined by the Plan administrator based on prevailing market conditions, and is fixed over the life of the loan.

A participant may make a withdrawal to satisfy certain immediate and heavy financial needs of the participant provided the participant has obtained all other nontaxable loans currently available under all Plans maintained by the Company. Participant contributions are suspended for the six months following a hardship withdrawal.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer discretionary matching contributions.  Unallocated forfeitures as of December 31, 2004 and 2003 totaled approximately $73,200 and $60,100, respectively.  For 2004 and 2003, the Company approved a match totaling $381,000 and $229,600, respectively.

Plan Administration

ING Life Insurance and Annuity Company (ING) serves as the investment management, recordkeeper and trustee for the Plan.  The Plan is administered by an employee benefits committee, whose members are approved by the Compensation Committee of the Board of Directors of the Company.  Certain Plan investments are shares of registered investment company funds and a guaranteed interest account (the fixed account) managed by ING; transactions in these funds and account qualify as permitted party-in-interest transactions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments consist of a group annuity contract with ING (underlying assets are mutual funds and a guaranteed interest or fixed account), a Labor Ready, Inc. common stock fund, and participant loans.

Investments in mutual funds are reported at fair value based on quoted market prices. The fixed account (guaranteed interest contract) is not considered fully benefit responsive; therefore, it is reported at fair value.  Participant loans are recorded at book value, which approximates fair value.  The Labor Ready, Inc. common stock fund includes shares of Labor Ready, Inc. and cash, and is reported at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments and withdrawals are recorded when paid.

Note 3 - Investments

As of December 31, 2004 the Plan’s investments were held by ING Life Insurance and Annuity Company.  Investments that represent 5% or more of the Plan’s net assets in either year are separately identified:

	December 31,
	2004	2003
Guaranteed interest contract:
ING Fixed Account	$1,039,001	$945,681
Mutual funds:
ING Index Plus Large Cap Fund	—	399,372
Fidelity VIP II Contrafund	883,782	—
The Growth Fund of America	523,652	—
Baron Growth Fund	804,061	450,294
Other	2,395,243	2,514,505
Labor Ready, Inc. Common Stock Fund	3,024,611	2,562,615
Participant loans	317,335	180,443

Total investments	$8,987,685	$7,052,910

Net appreciation in value of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2004 and 2003, was as follows:

	Years Ended December 31,
	2004	2003

Mutual funds	$510,536	$584,277
Labor Ready, Inc. Common Stock Fund	686,144	1,375,116
	$1,196,680	$1,959,393

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

Note 5 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the IRC.  The Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

Note 6 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

Year Ended December 31, 2004

Net assets available for benefits per the financial statements	$9,559,969
Participant contributions receivable	(191,283)
Employer contributions receivable	(381,001)

Net assets available for benefits per Form 5500	$8,987,685

The following is a reconciliation of employers’ contribution per the financial statements to Form 5500:

Year Ended December 31, 2004

Employer contributions per the financial statements	$381,001
Employer receivable prior year	229,600
Employer receivable current year	(381,001)

Employer contributions per Form 5500	$229,600

The following is a reconciliation of employees’ contribution per the financial statements to Form 5500:

Year Ended December 31,2004

Participant contributions per the financial statements	$1,736,444
Participant contributions receivable	(191,283)

Participant contributions per Form 5500	$1,545,161

Note 7 - Administrative Fees

Certain administrative functions are performed by officers and employees of the Company.  No such officer or employee receives compensation from the Plan.

The Company has retained the services of a third-party to perform certain administrative functions.  The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

Note 8 – Related-Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of ING Life Insurance and Annuity Company (ING).  ING acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Participant contributions amounting to $47,000 were withheld from participants’ pay during the months of September and December 2004 but were inadvertently not remitted to the Plan’s trust within 15 business days following the month in which such amounts were withheld.  This constituted a $47,000 loan from the Plan to the Plan sponsor which is considered to be a nonexempt party-in-interest transaction.  The loan amount, plus lost investment earnings of $13,006, was remitted in total to the Plan’s trust by May 2005.

Assets Held for Investment Purposes

Labor Ready, Inc. 401(k) Plan

December 31, 2004

EIN #:  91-1287341

Plan #: 001

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Guaranteed interest contract: * ING Fixed Account	1,039,001 shares	$1,039,001

Common stock: *Labor Ready, Inc.	Common Stock Fund	3,024,611

Mutual Funds:
ING GNMA Income Fund	6,265 shares	69,268
ING Intermediate Bond Fund	5,564 shares	64,360
ING Strategic Allocation Balance Portfolio	7,161 shares	72,631
ING Strategic Allocation Growth Portfolio	10,425 shares	100,010
ING Strategic Allocation Income Portfolio	8,572 shares	92,869
The Income Fund of America	9,315 shares	185,356
The Growth Fund of America	19,671 shares	523,652
Oppenheimer Main Street Fund	40,056 shares	331,396
Washington Mutual Investors Fund	1,870 shares	58,826
Fidelity VIP II Contrafund	85,314 shares	883,782
Fidelity Advisor Mid Cap Fund	20,503 shares	233,324
Baron Growth Fund	52,783 shares	804,061
Evergreen Special Values Fund	18,718 shares	334,585
T. Rowe Price Mid-Cap Value Fund	3,665 shares	63,745
VVIF Small Company Growth Portfolio	1,523 shares	16,786
EuroPacific Growth Fund	11,247 shares	401,546
Templeton Growth Fund	26,553 shares	370,541
		4,606,738

Participant loans	Interest rates from 5% to 9% per annum; Maturity dates from 2005 through 2009	317,335

		$8,987,685

*              Represents party-in-interest.

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2004 Form 5500, Return of Employee Benefit Plan

See accompanying report of independent registered public accounting firm.

Delinquent Participant Contributions

Labor Ready, Inc. 401(k) Plan

December 31, 2004

Identity of Party Involved	Description of Transaction: Participant Contributions Transferred Late to the Plan	Current Value of Total Amounts That Constitute Non Exempt Prohibited Transactions

* Labor Ready, Inc.	$47,000	$47,000

*              Represents party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Labor Ready, Inc.
401(k) Plan, which is the Plan administrator of the Labor Ready, Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Labor Ready, Inc. 401(k) Plan

By: Employee Benefits Committee of the Labor Ready, Inc. 401(k) Plan

June 24, 2005	/s/ Renee Paravecchio
Renee Paravecchio, Director of Human Resources